                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ________________

                                SCHEDULE 14D-9/A
                                 (RULE 14d-101)

                  Solicitation/Recommendation Statement Under
            Section 14(d)(4) of the Securities Exchange Act of 1934

                               (Amendment No. 2)

                                ________________

                      Specialty Equipment Companies, Inc.
                      -----------------------------------
                           (Name of Subject Company)

                      Specialty Equipment Companies, Inc.
                      -----------------------------------
                       (Names of Person Filing Statement)

                    Common Stock, Par Value $0.01 Per Share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   847497203
                                   ---------
                     (CUSIP Number of Class of Securities)

                                 _____________

                             JEFFREY P. RHODENBAUGH
                     President and Chief Executive Officer
                      Specialty Equipment Companies, Inc.
                      1245 Corporate Boulevard, Suite 401
                            Aurora, Illinois  60504
                                 (630) 585-5111

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                   on Behalf of the Person filing Statement)
                                ________________

                                With a copy to:

                              ANDREW L. WEIL, ESQ.
                           MICHAEL D. ROSENTHAL, ESQ.
                               PAUL D. ZIER, ESQ.
                         Sonnenschein Nath & Rosenthal
                                8000 Sears Tower
                            Chicago, Illinois  60606
                                 (312) 876-8000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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     This Amendment No. 2 (this "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented, the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "Commission") on October 23, 2000, by Specialty Equipment Companies, Inc., a Delaware corporation (the "Company"), related to the joint Tender Offer Statement on Schedule TO (as amended and supplemented, the "Schedule TO") filed with the Commission on October 23, 2000, by Solar Acquisition Corp., a Delaware corporation ("Purchaser" or "Solar") and a wholly owned subsidiary of United Technologies Corporation, a Delaware corporation ("Parent" or "UTC"), with respect to Parent's and Purchaser's offer to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of the Company, at a purchase price of $30.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 23, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is being made pursuant to and in accordance with that certain Agreement and Plan of Merger (the "Merger Agreement"), dated as of October 13, 2000, among the Company, UTC and Solar.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements

     As previously disclosed in the Company's Form 10-K for the year ended January 31, 2000 and each of its Forms 10-Q filed during the current fiscal year, the Company and certain of its current and former directors are named as defendants in an action filed by Virginia A. Noerr, who claims to own shares of the Company's common stock. The action, "Noerr v. Greenwood et al.," C.A. No. 14320 (the "Noerr Action"), is pending in the Court of Chancery for the State of Delaware in and for New Castle County, Delaware. The complaint in the Noerr Action, which has twice been amended, asserts that (i) the defendants breached their fiduciary duties to the Company in 1993 by soliciting stockholder approval of the Company's executive and non-executive director stock option plans by means of a misleading proxy statement and (ii) the Board breached its fiduciary duty in approving such option plans. The complaint seeks an order declaring the stockholder approval of those option plans void, canceling the options granted thereunder, enjoining the directors from exercising any such options, imposing a constructive trust for the benefit of Specialty upon any profits the individual named defendants may have made or make through exercise of their options, requiring an accounting in connection therewith, and awarding unspecified damages plus plaintiff's attorneys' fees and expenses in an unspecified amount. The most recent amended complaint was filed after the court granted in part the defendants' joint motion to dismiss the complaint, striking certain non-disclosure claims; the court's order, however, denied the remainder of defendants' motion to dismiss. All of the 876,205 options issued pursuant to the non-executive director stock option plan have been exercised. Approximately 3,146,250 options issued in 1993 pursuant to the executive stock option plan have been exercised in accordance with that option plan and no other options issued in 1993 pursuant to the executive stock option plan remain outstanding. Five of the nine members of the Company's current Board of Directors were granted options under the stock option plans at issue in the Noerr Action (all 1,075,723 of which such options have been exercised) and four of such directors are defendants in the Noerr Action. If the merger contemplated by the Merger Agreement is completed, the derivative claims which are part of the Noerr Action may be terminated, thereby eliminating any purported benefit to the Company's stockholders from such claims.

     On November 3, 2000, counsel for the plaintiff in the Noerr Action ("Plaintiff's Counsel") contacted Sonnenschein Nath & Rosenthal
("Sonnenschein"), counsel to the Company in connection with the Offer and counsel to the individual defendants (but not the Company) in the Noerr Action, and provided Sonnenschein with a draft letter that Plaintiff's Counsel indicated he intended to send to counsel for UTC and Solar. In the draft letter, Plaintiff's Counsel alleges that the Noerr Action should have been disclosed in the Schedule 14D-9, the Schedule TO and/or other documents provided to stockholders of the Company in connection with the Offer, and that the pendency of the Noerr Action raises the issue of "whether the merger price is fair to the Company's stockholders, given that, if Ms. Noerr is successful
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and the options are voided, the impact of the result would be to raise the price per share". Furthermore, Plaintiff's Counsel letter raises the issue as to whether the consummation of the merger of Solar with and into the Company contemplated by the Merger Agreement would terminate the derivative claims which are part of the Noerr Action, and, as a result, whether the personal interests of the Company's directors who are defendants in the Noerr Action in having such derivative claims terminated improperly influenced such directors' approval of the Merger Agreement. Finally, Plaintiff's Counsel stated that he intended to "seek court assistance to have the tender offer disclosure corrected" and "that we believe that the merger price does not pass the entire fairness test, and we also will be seeking court assistance in that regard". A final version of the draft letter was delivered to counsel for UTC and Solar on November 6, 2000.


                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         SPECIALTY EQUIPMENT COMPANIES, INC.


                         By:  /s/ Jeffrey P. Rhodenbaugh
                              ---------------------------------------
                         Name:  Jeffrey P. Rhodenbaugh
                         Title: President and Chief Executive Officer

Dated:  November __, 2000

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